Exhibit 99.2

0

SAFE BULKERS, INC.

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

Proxy card for use at the 2025 Annual Meeting of Stockholders or any adjournment or postponement thereof (the “Meeting”) of Safe Bulkers, Inc., a Marshall Islands company (the “Company”), to be held on Tuesday, September 16, 2025 at 15:00 local time, at the Hotel Hermitage Monte-Carlo, Square Beaumarchais, Monte-Carlo, 98000, Monaco.

The person signing on the reverse of this card, being a holder of shares of common stock of the Company, hereby appoints as his/her/its proxy at the Meeting, Polys Hajioannou and Konstantinos Adamopoulos, or either one of them acting alone, with full power of substitution, and directs such proxy to vote (or abstain from voting) at the Meeting all of his, her or its shares of common stock as indicated on the reverse of this card or, to the extent that no such indication is given, to vote as set forth herein, and authorizes such proxy to vote in his discretion on such other business as may properly come before the Meeting.

Please indicate on the reverse of this card how the shares of common stock represented by this proxy are to be voted. If this card is returned duly signed but without any indication as to how the shares of common stock are to be voted in respect of any of the resolutions described on the reverse, the stockholder will be deemed to have directed the proxy to vote (1) FOR the election of all the Class II director nominees to the Board of Directors to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified and (2) FOR ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2025.

(Continued and to be signed on the reverse side.)

1.1	14475

2025 ANNUAL MEETING OF STOCKHOLDERS OF

SAFE BULKERS, INC.

September 16, 2025

GO GREEN

e-Consent makes it easy to go paperless. With e-Consent, you can quickly access your proxy material, statements and other eligible documents online, while reducing costs, clutter and paper waste. Enroll today via https://equiniti.com/us/ast-access to enjoy online access.

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of 2025 Annual Meeting of Stockholders, 2025 Proxy Statement,
Form of Electronic Proxy Card and 2024 Annual Report
are available at http://sb.agmdocuments.com/ASM2025.html

Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelope provided.

20330000000000000000 9	091625

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES AND “FOR” PROPOSAL 2.
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.  Election of the Class II directors listed below to hold office for a three-year term until the annual meeting for the year in which their terms expire and until their successors are duly elected and qualified.

☐	FOR ALL NOMINEES	NOMINEES: Loukas Barmparis Marina Hajioannou Christos Megalou

☐	WITHHOLD AUTHORITY FOR ALL NOMINEES

☐	FOR ALL EXCEPT (See instructions below)

INSTRUCTIONS: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you wish to withhold, as shown here:

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.		☐

	FOR	AGAINST	ABSTAIN
2. Ratification of appointment of Deloitte, Certified Public Accountants S.A. as the Company’s independent auditors for the year ending December 31, 2025.	☐	☐	☐

Note: To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

PLEASE INDICATE WITH AN “X” IN THE APPROPRIATE SPACE HOW YOU WISH YOUR SHARES TO BE VOTED. IF NO INDICATION IS GIVEN, PROXIES WILL BE VOTED FOR THE ELECTION OF ALL THE NOMINEES TO THE BOARD OF DIRECTORS AND FOR PROPOSAL TWO, IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS.

Signature of Stockholder	Date:	Signature of Stockholder	Date:
Note:	Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.